EXHIBIT 99.1

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2002
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Dividends	$1,320
Effective Income Tax Rate	0.4013
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5987
Pre-Tax Preferred Dividends	$2,205

FIXED CHARGES:
Interest Expense	$45,972
Amortization of Debt Premium,
Discount and Expense	(20)
Interest Component of Rentals	12

Total Fixed Charges	45,964
Pre-tax Preferred Dividends	2,205

Total Fixed Charges and Preferred Stock Dividends	$48,169

EARNINGS:
Net Income	$47,334
Add:
Income Taxes Applicable to Utility Operating Income	38,845
Income Taxes Applicable to Non-Utility Operating Income	1,972
Income Taxes Applicable to Other Income (Expenses)-Net	2,229
Total Fixed Charges	45,964

Total Earnings	$136,344

Ratio of Earnings to Fixed Charges	2.8